EXHIBIT 12—STATEMENT RE:    COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Period from May 1, 1998 to December 31,
	1998	1999	2000	2001	2002
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$44,503	$38,952	$(68,721)	$50,361	$36,763

Interest Expense
Notes payable and other debt	56,058	83,721	89,910	82,400	73,029
United States Settlement	—	—	—	4,592	5,461

Earnings	$100,561	$122,673	$21,189	$137,353	$115,253

Interest Expense
Notes payable and other debt	56,058	83,721	89,910	82,400	73,029
United States Settlement	—	—	—	4,592	5,461

Fixed Charges	$56,058	$83,721	$89,910	$86,992	$78,490

Ratio of Earnings to Fixed Charges and preferred stock dividends (a)	1.79	1.47	0.24	1.58	1.47

(a)	Earnings were insufficient to cover fixed charges by $68.7 million in 2000. Earnings in 2000 were reduced by $96.5 million for the United States Settlement.